UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Technest Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

878379205
(CUSIP Number)

Southridge Partners LP
90 Grove Street
Ridgefield CT 06877
Attn:  Mr. Stephen Hicks

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Stephen Hicks
90 Grove Street
Ridgefield CT 06877

December 8, 2009

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. :       878379205

1.   NAME OF REPORTING PERSON
Southridge Partners LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
06-1494618

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ☐
                                                                 (b) ☒

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    ☐

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER: 18,223,156

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  18,223,156

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,223,156

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  56.46%

14.  TYPE OF REPORTING PERSON*:    PN

CUSIP No. :       878379205

1.   NAME OF REPORTING PERSON
Southshore Capital Fund Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
N/A

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ☐
                                                                 (b) ☒

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    ☐

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:   1,072,257

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:   1,072,257

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,072,257

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.3%

14.  TYPE OF REPORTING PERSON*:    CO

CUSIP No. :       878379205

1.   NAME OF REPORTING PERSON
Spectrum Holdings LLC

 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
11-3669737

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ☐
                                                                 (b) ☒

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:  OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    ☐

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:   75,000

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:   75,000

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 75,000

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.23%

14.  TYPE OF REPORTING PERSON*:    OO Limited Liability Company

CUSIP No. :       878379205

1.   NAME OF REPORTING PERSON
Trillium Partners LP

 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
52-2104789

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ☐
                                                                 (b) ☒

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:  OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    ☐

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:   466,219

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:   466,219

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 466,219

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.44%

14.  TYPE OF REPORTING PERSON*:    PN

CUSIP No. :       878379205

1.   NAME OF REPORTING PERSON
Aberdeen Avenue LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
N/A

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ☐
                                                                 (b) ☒

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    ☐

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:   5,089,421

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:   5,089,421

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,089,421

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  15.7%

14.  TYPE OF REPORTING PERSON*:    OO Limited Liability Company

CUSIP No. :       878379205

1.   NAME OF REPORTING PERSON
Garth LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
N/A

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) ☐
                                                                 (b) ☒

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    ☐

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:   304,578

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:   304,578

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 304,578

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.94%

14.  TYPE OF REPORTING PERSON*:    OO Limited Liability Company

CUSIP No. :       878379205

AMENDMENT NO. 2
TO
SCHEDULE 13D

This Schedule 13D/A Amendment No. 2 (the “Schedule 13D/A”) is filed by the parties named above and amends certain of the information contained in the Statement on Schedule 13D filed on September 28, 2007 (the “Schedule 13D”).

Item 1. Security and Issuer

The name of the issuer is Technest Holdings, Inc. (the “Issuer” or the “Company”). The address of the Issuer's offices is 10411 Motor City Drive, Suite 650, Bethesda, MD 20817.  This Schedule 13D/A relates to the Issuer's Common Stock, par value $.001 per share (the “Common Stock”).

Item 2.  Identity and Background

This Schedule 13D/A is being filed by Southridge Partners L.P., a Delaware limited partnership (“Southridge Partners”), Spectrum Holdings LLC, a Connecticut limited liability company (“Spectrum”),  Trillium Partners LP, a Delaware limited partnership (“Trillium”), Southshore Capital Fund Ltd., a Cayman Island corporation, (“Southshore”), Aberdeen Avenue LLC, a Cayman Island limited liability company (“Aberdeen”), and Garth LLC, a Cayman Island limited liability company (“Garth”) (each entity individually is a “Reporting Person” and collectively the “Reporting Persons”).  Southridge Advisors LLC, a Delaware limited liability company (“Southridge Advisors”), acts as the general partner to Southridge Partners.  Stephen Hicks is the Manager of Southridge Advisors.   Southridge Advisors also acts as an investment advisor to Southshore.  Southridge Capital Management LLC, a Delaware limited liability company (“Southridge Capital”)acts as the investment sub-advisor to Aberdeen and Garth.   Stephen Hicks is the Manager of Southridge Capital.  Stephen Hicks is the Manager of the general partner of Trillium.

 Mr. David Sims serves as the President of the corporate director of each of Southshore, Aberdeen, and Garth.

Mr. Michael Byl is the sole Managing Member of Spectrum, and serves as the President of Southridge Investment Group LLC, a registered broker dealer affiliated with Southridge Advisors and Southridge Capital.

The address for each of Southridge Partners, Southridge Capital, Southridge Advisors, Spectrum, Trillium, Mr. Byl and Mr. Hicks is 90 Grove Street, Ridgefield, CT 06877.  The principal business of Southridge Partners, Southridge Capital, Southridge Advisors, Trillium and Mr. Hicks is that of making direct investments in the securities of both domestic and foreign issuers.  The principal business of Spectrum is investment holdings.

The address for each of Southshore and Mr. Sims is Harbour House, 2nd Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands.  The address for each of Aberdeen and Garth is c/o ATC Trustees (Cayman) Limited, PO Box 30592 SMB, Cayside, 2nd Floor, George Town, Grand Cayman, Cayman Islands, BWI.  The principal business for each of Southshore, Aberdeen and Garth is that of making direct investments in the securities of both domestic and foreign issuers.

None of the Reporting Persons, Southridge Capital, Southridge Advisors, Mr. Hicks, Mr. Byl or Mr. Sims during the last five years has been convicted in a criminal proceeding.  None of the Reporting Persons, Southridge Capital, Southridge Advisors, Mr. Hicks, Mr. Byl or Mr. Sims during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Hicks is a Canadian citizen, residing in the United States.
Mr. Byl is a United States citizen.
Mr. Sims is a citizen of the Republic of South Africa, residing in the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration:

The source of the funding for the transactions for each of the Reporting Persons was working capital.  Each of the Reporting Persons is a separate investment fund whose capital consists of contributions from its respective partners and investors, as well as capital appreciation derived from investments made in the securities of both domestic and foreign issuers.

Item 4.  Purpose of Transaction:

Affiliates and Employees of  Southridge Advisors and Southridge Capital hold three (3) seats on the Board of Directors of the Issuer, which represent fifty percent (50%) of the seats of the Board of Directors.

The purpose of the acquisition of securities identified in Item 5(c) in each case was for investment purposes. There are no present plans or proposals by Reporting Persons to affect any material change of the business of the Issuer or that that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  Each Reporting Person may at any time and from time to time acquire additional shares of Common Stock, or dispose of shares of Common Stock owned by such Reporting Person, in open market or privately negotiated transactions, depending upon market conditions, investment considerations, or other factors.

Item 5.  Interest in Securities of the Issuer:

(a) Southridge Partners is the beneficial owner of an aggregate of 18,223,156 shares of the Issuer’s Common Stock. Such shares of Issuer’s Common Stock represent 56.46% of the outstanding shares of Common Stock of the Issuer  (based on 32,272,091 shares outstanding as reported in Issuer’s 8K filed December 14, 2009).

Southshore is the beneficial owner of an aggregate of 1,072,257 shares of the Issuer’s Common Stock. Such shares of Issuer’s Common Stock represent 3.3% of the outstanding shares of Common Stock of the Issuer  (based on 32,272,091 shares outstanding as reported in Issuer’s 8K filed December 14, 2009).

Aberdeen is the beneficial owner of an aggregate of 5,089,421 shares of the Issuer’s Common Stock. Such shares of Issuer’s Common Stock represent 15.7% of the outstanding shares of Common Stock of the Issuer  (based on 32,272,091 shares outstanding as reported in Issuer’s 8K filed December 14, 2009).

Garth  is the beneficial owner of an aggregate of 304,578 shares of the Issuer’s Common Stock. Such shares of Issuer’s Common Stock represent 0.94% of the outstanding shares of Common Stock of the Issuer  (based on 32,272,091 shares outstanding as reported in Issuer’s 8K filed December 14, 2009).

Spectrum is the beneficial owner of 75,000 shares of Issuer’s Common Stock.  Such shares of Issuer’s Common Stock represent 0.23% of the outstanding shares of Common Stock of the Issuer  (based on 32,272,091 shares outstanding as reported in Issuer’s 8K filed December 14, 2009).

Trillium is the beneficial owner of 466,219 shares of Issuer’s Common Stock.  Such shares of Issuer’s Common Stock represent 1.44% of the outstanding shares of Common Stock of the Issuer  (based on 32,272,091 shares outstanding as reported in Issuer’s 8K filed December 14, 2009).

(b) Each Reporting Person has the sole right to vote the shares owned by such Reporting Person.  Each Reporting Person hereto disclaims beneficial ownership of Issuer’s securities held by any other person or entity.   Mr. Hicks has voting and investment control over the securities held by Southridge Partners, and Trillium, and disclaims beneficial ownership of such shares.  Each of Mr. Sims and Mr. Hicks has voting and investment control over the securities held by Southshore, Aberdeen, and Garth, and each of Mr. Sims and Mr. Hicks disclaims beneficial ownership of such shares.  Mr. Byl has voting and investment control over the securities held by Spectrum.

(c) On December 8, 2009, in accordance with the Series D 5% Convertible Preferred Stock (“Series D”) Certificate of Designation, Southridge Partners LP converted all of its shares of Series D into the Issuer’s Common Stock.  Upon conversion of the Series D, Southridge Partners LP acquired 6,859,306 shares of Issuer’s Common Stock, which included 359,306 shares of Common Stock in payment of the accrued cumulative dividend of 5% per annum.

On December 8, 2009, Southridge Capital Management LLC, on behalf of Aberdeen Avenue LLC, converted all of its shares of Series D into the Issuer’s Common Stock.  Upon the conversion of the Series D, Southridge Capital, on behalf of Aberdeen,  acquired 3,274,639 shares of Issuer’s Common Stock, which included 74,639 shares in payment of the accrued cumulative dividend of 5% per annum.

On December 14, 2009, in accordance with the Series C Convertible Preferred Stock Certificate of Designation, as amended, Southridge Partners LP and Southshore Capital Fund Ltd. converted all of their shares of Issuer’s Series C Convertible Preferred Stock into 344,827 shares of Issuer’s Common Stock and 57,467 shares of Issuer’s Common Stock, respectively.

On December 14, 2009, in accordance with the Series A Convertible Preferred Stock Certificate of Designation, as amended, Garth LLC converted all of its shares of Issuer’s Series A Convertible Preferred Stock into 304,578 shares of Issuer’s Common Stock.

On December 15, 2009, in accordance with the Series G Convertible Preferred Stock Certificate of Designation issued by Markland Technologies, Inc,  (“Series  G”), Aberdeen and Southshore Capital Fund Ltd. converted  19.934 shares and 1.852 shares of Series G, respectively, into 398,681 shares of Issuer’s Common Stock, and 37,049 shares of  Issuer’s Common Stock,  respectively.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7.  Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, each Reporting Person certifies that the information set forth with respect to such Reporting Person in this statement is true, complete and correct.

Dated: December 16, 2009
Southridge Partners LP

By:	/s/ Stephen Hicks
Name: Stephen Hicks
Title: Manager of General Partner

Trillium Partners LP

By:	/s/ Stephen Hicks
Name: Stephen Hicks
Title: Manager of General Partner

Spectrum Holdings LLC

By:	/s/ Michael Byl
Name: Michael Byl
Title: Managing Member

Southshore Capital Fund Ltd.

By:	/s/ David Sims
Name: Navigator Management Ltd.
Title: David Sims, President

Aberdeen Avenue LLC

By:	/s/ David Sims
Name: Navigator Management Ltd.
Title: David Sims, President

Garth LLC

By:	/s/ David Sims
Name: Navigator Management Ltd.
Title: David Sims, President